

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Anil Doradla
Chief Financial Officer
Grid Dynamics Holdings, Inc.
5000 Executive Parkway, Suite 520
San Ramon, CA 94583

> **Re: Grid Dynamics Holdings, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2020**
> **Filed May 11, 2020**
> **File No 001-38685**

Dear Mr. Doradla:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2020

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 25

1. Please explain to us how you determined that your disclosure controls and procedures (DCP) were effective, particularly considering you have identified an unremediated material weakness related to lack of sufficient resources with appropriate depth and experience to interpret complex accounting guidance and prepare financial statements and related disclosures in accordance with GAAP. In this regard, DCPs often include those components of internal control over financial reporting (ICFR) which provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP. While we acknowledge that you have not yet been required to conduct an evaluation of ICFR, please tell us how you determined that the material weakness you identified would not be considered a component of ICFR that is also included in disclosure controls and procedures. We refer you to Sections II.D and E

of SEC Release 33-8238 available on our website at: https://www.sec.gov/rules/final/33-8238.htm#iid.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Staff Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology